

October 25, 2012

Via E-mail
Mr. Scott D. Schweinfurth
Chief Financial Officer
WMS Industries Inc.
800 South Northpoint Blvd.
Waukegan, IL 60085

> **RE:** **WMS Industries Inc.**
> **Form 10-K for the Year ended June 30, 2012**
> **Filed August 21, 2012**
> **File No. 1-8300**

Dear Mr. Schweinfurth:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 1A - Risk Factors, page 20

Our business is subject to political, market and financial risks:, page 25

2. We note your risk factor discussion as well as elsewhere throughout the filing that the governmental authorities in Argentina modified the rules related to importing product and limiting the exchange of pesos into dollars and the transfer of funds from Argentina. As a result, you had approximately 58.0 million pesos, equal to $12.8 million, in your Argentina

bank account at June 30, 2012 that you cannot immediately translate to U.S. dollars to transfer out of the country. We note that your accounts and notes receivable, net in Argentina was $64.9 million as of June 30, 2012. Please tell us what steps you have taken to determine collectability of the accounts and notes receivable in Argentina. In addition, please disclose the amount of revenues generated from customers in Argentina for each period presented.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 45

Fiscal Years Ended June 30, 2012, 2011 and 2010 Comparisons, page 48

3. Since you do not allocate depreciation and amortization to cost of sales, please either remove the gross profit and gross margin measures and any related discussions from your filing or identify these measures as non-GAAP measures and ensure you comply with the disclosure requirements set forth in Item 10(e) of Regulation S-K.

Off-Balance Sheet Arrangements and Contractual Obligations, page 62

4. Please clarify why you have not included long-term debt and, in a separate line item, interest on long-term debt within your contractual obligations table. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table and any assumptions necessary to derive these amounts should also be disclosed. Refer to Item 303(a)(5) of Regulation S-K. Please revise or advise.

Item 15 – Exhibits, Financial Statement Schedules, page 66

General

5. You disclose on page 4 the types of revenues that are derived from your gaming operations. In addition, you disclose on page 6 the major categories of your product sales revenues. As such, please disclose in the notes to your financial statements the revenues from external customers for each product in accordance with ASC 280-10-50-40.

Note 15 – Commitments, Contingencies and Indemnifications, page F-38

Self-Insurance, page F-41

6. Please disclose your excess loss limits associated with each risk you are self-insured for. Please also disclose each risk for which you do not have excess loss limits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief